August 6, 2013

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN:

Brian Cascio

Accounting Branch Chief

Re:

Ecosphere Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed April 2, 2013

Form 8-K dated May 24, 2013

Filed May 31, 2013

File No. 000-25663

Dear Mr. Cascio:

This letter is in response to the comments of the U.S. Securities and Exchange Commission dated July 23, 2013, with respect to the above-referenced filings. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

Form 10-K for the fiscal year ended December 31, 2012

Form 8-K dated May 24, 2013

Comment #1 - Tell us why you did not include pro-forma condensed statements of income in your pro-forma information. Considering the amount of sales at EES and that the disposition of the additional 12% of EES results in a change to equity method of accounting for EES, the impact to your statement of operations would appear to be material. Please refer to Rule 11-02(b) of Regulation S-X.

U.S. Securities and Exchange Commission

August 6, 2013

Response #1 – We will amend the Form 8-K dated May 24, 2013, to include the following pro forma unaudited condensed statements of operations:

Exhibit 99.2

Ecosphere Technologies, Inc.

Unaudited Pro Forma Condensed Statement of Operations

Year Ended December 31, 2012

		(Unaudited)
		Pro Forma		(Unaudited)
	As Reported	Adjustments		Pro Forma

Revenues	$31,132,298	$(10,788,031)	1	$20,344,267
Costs and expenses	29,967,088	(6,995,433)	1	22,971,655
Income (loss) from operations	1,165,210	(3,792,598)	1	(2,627,388)
Allocation of income from unconsolidated investee	-	1,481,817	2	1,481,817
Gain on deconsolidation	-	29,503,224	3	29,503,224
Other expense, net	(111,143)	2,126	1	(109,017)
Net income	$1,054,067	$27,194,569		$28,248,636
Net income applicable to Ecosphere Technologies, Inc.
common stock	$136,200	$28,112,436		$28,248,636
Net income per common share applicable to
common stock - basic	$0.00	$0.19		$0.19
Net income per common share applicable to
common stock - diluted	$0.00	$0.18		$0.18

1

Pro forma deconsolidation of EES revenues and costs

2

Pro forma allocation of income from EES using Equity Method

3

Pro forma gain on deconsolidation

U.S. Securities and Exchange Commission

August 6, 2013

Exhibit 99.3

Ecosphere Technologies, Inc.

Unaudited Pro Forma Condensed Statement of Operations

Quarter Ended March 31, 2013

		(Unaudited)
	(Unaudited)	Pro Forma		(Unaudited)
	As Reported	Adjustments		Pro Forma

Revenues	$861,619	$(756,994)	1	$104,625
Costs and expenses	3,186,094	(1,549,492)	1	1,636,602
Loss from operations	(2,324,475)	792,498	1	(1,531,977)
Allocation of loss from unconsolidated investee	-	(309,972)	2	(309,972)
Gain on deconsolidation	-	29,503,224	3	29,503,224
Other expense, net	(178,473)	408	1	(178,065)
Net income (loss)	$(2,502,948)	$29,986,158		$27,483,210
Net income (loss) applicable to Ecosphere Technologies, Inc.
common stock	$(2,353,140)	$29,836,350		$27,483,210
Net income (loss) per common share applicable to
common stock - basic	$(0.02)	$0.19		$0.18
Net income (loss) per common share applicable to
common stock - diluted	$(0.02)	$0.19		$0.18

1

Pro forma deconsolidation of EES revenues and costs

2

Pro forma allocation of loss from EES using Equity Method

3

Pro forma gain on deconsolidation

U.S. Securities and Exchange Commission

August 6, 2013

In closing our books in preparation of our June 2013 Form 10Q, we identified an adjustment to the calculation of the gain, resulting in an actual gain of $29.4 Million.  We will further amend the Form 8-K to replace the pro forma balance sheet as of March 31, 2013 with the following:

Exhibit 99.1

Ecosphere Technologies, Inc.

Unaudited Pro Forma Balance Sheet

	March 31,			March 31,
	2013	(Unaudited)		2013
	(Unaudited)	Pro Forma		(Unaudited)
	As Reported	Adjustment		Pro Forma
Assets
Current assets
Cash and cash equivalents	$433,694	(423,238)	1	$10,456
Cash and cash equivalents	-	4,919,439	2	4,919,439
Restricted cash	25,000	-		25,000
Receivables, net	456,788	(449,770)	1	7,018
Inventory	4,053,006	(235,753)	1	3,817,253
Prepaid expenses and other current assets	129,666	(19,835)	1	109,831
Total current assets	5,098,154			8,888,997
Investment in EES	-	19,546,600	3	19,546,600
Property, plant and equipment, net	4,262,338	(3,256,336)	1	1,006,002
Debt issuance costs	61,286	-		61,286
Intangible assets, net	80,206	-		80,206
Deposits	22,441	(4,200)	1	18,241
Total Assets	$9,524,424			$29,601,331

(continued)

U.S. Securities and Exchange Commission

August 6, 2013

Exhibit 99.1

Ecosphere Technologies, Inc.

Unaudited Pro Forma Balance Sheet (Continued)

	March 31,			March 31,
	2013	(Unaudited)		2013
	(Unaudited)	Pro Forma		(Unaudited)
	As Reported	Adjustment		Pro Forma
Liabilities, Redeemable Convertible Cumulative Preferred Stock and Stockholders' Equity (Deficit)

Current liabilities
Accounts payable	$3,238,593	(145,717)	1	$3,092,876
Accrued expenses	767,764	(11,892)	1	755,872
Convertible notes payable	1,195,000			1,195,000
Other notes payable	85,125			85,125
Derivative instruments - warrants	282,977			282,977
Capital lease obligation	14,778			14,778
Financing obligations - equipment and other	86,409	(8,400)	1	78,009
Total current liabilities	5,670,647			5,504,638
Notes payable	119,174			119,174
Convertible notes payable, net of discounts	380,202			380,202
Capital lease obligation	53,512			53,512
Financing obligations - equipment and other	95,752	(7,743)	1	88,009
Total liabilities	6,319,286			6,145,534

Redeemable convertible cumulative preferred stock
Series A	1,186,619			1,186,619
Series B	2,471,844			2,471,844
Total redeemable convertible cumulative preferred stock	9,977,749			9,803,997

Commitments and contingencies

Stockholders' Equity (Deficit)

Ecosphere Technologies, Inc. stockholders' equity (deficit)
Common stock	1,536,179			1,536,179
Common stock issuable	14,957			14,957
Additional paid-in capital	108,413,311			108,413,311
Accumulated deficit	(119,670,335)	29,503,223	4	(90,167,112)
Total Ecosphere Technologies, Inc. stockholders' equity (deficit)	(9,705,888)			19,797,335

Noncontrolling interest in consolidated subsidiary	9,252,564	(9,252,564)	5	-

Total stockholders' equity (deficit)	(453,324)			19,797,335

Total Liabilities, Redeemable Convertible Cumulative Preferred Stock and Stockholders' Equity (Deficit)	$9,524,424			$29,601,331

1

Represents reduction of assets and liabilities for carrying amouns on EES on March 31, 2013.

U.S. Securities and Exchange Commission

August 6, 2013

2

Represents cash proceeds of $6 million from sale of 12% interest in EES, less cash payment from proceeds to EES to settle amounts due,

less $150,000 broker fee paid to Ladenberg

3

Represents the fair value of the Company's 39.1% retained interest in EES.

4

Represents the pro forma gain on deconsolidation.

5

Removal on non-controlling interest as of March 31, 2013.

Comment # 2 -  We note from the pro-forma disclosures that the disposition of the additional 12% of EES results in a gain of $28,614,663. To help us better understand the gain to be recognized from this sale, please address the following:

Comment # 2a - Tell us your consideration of FASB ASC 810-10-40 and how you determined the amount of the gain;

Response #2a - As a result of the sale of a 12% interest in EES, the Company no longer owns a controlling interest in EES, and must deconsolidate EES effective May 24, 2013.  The Company’s ownership interest remains above 20% but below 50%; accordingly, the Company will account for its investment in EES using the equity method of accounting.  The Company’s rights as a member of EES are limited to protective rights, effectively removing the elements of control which allowed the Company to consolidate EES prior to this transaction.  Post-transaction – the Company is no longer the managing member.  Per Accounting Standards Codification (“ASC”) 810-10-40-5, the Company will recognize a gain equal to the following:

•

The fair value of consideration received - $5,850,000 ($6,000,000 less $150,000 fee), plus

•

The fair value of its retained interest in EES –$19,546,600, plus

•

The carrying amount of the non-controlling interest in EES at the date of deconsolidation.  As of March 31, 2013, the non-controlling  interest was $9,252,564, LESS

•

The carrying amount of EES net assets, which were $5,145,940.

The Company  provided in its Form 8-K, a pro forma presentation of the impact of the transaction on its balance sheet as if the transaction occurred on March 31, 2013.  The following is the calculation of the above described gain on deconsolidation:

Cash Consideration	$5,850,000
Retained Investment	19,546,600
Carrying Value of the Non Controlling Interest	9,252,564
Net Assets of EES	(5,145,940)
Gain on Deconsolidation	$29,503,224

Comment # 2b - Discuss the method for determining the fair value of EES, including all the significant estimates and assumptions used in your calculation;

U.S. Securities and Exchange Commission

August 6, 2013

Response # 2b - The fair value of the retained interest in EES was implied by the $6 million cash consideration received for a 12% interest.  Since the interest acquired was a non-controlling interest, and the acquirer does not exert control after the transaction, no control premium is assumed.  The Company determined that the rights attributable to the retained interest are sufficiently similar to the sold interest to imply a fair value of the retained interest without the need for discounts or premiums related to control or marketability.  Further, in August 2013, we sold an additional 8% interest in EES for $4,000,000, which further supports the valuation used to calculate the gain.  Therefore, it is implied that the fair value of EES, on a non-controlling, non-marketable basis, is $50,000,000 ($6,000,000 divided by 12%).  The Company’s retained interest equals approximately 39.0932%, a fair value of $19,546,600.

Comment # 2c - If you relied on a cash flow analysis, describe to us the key assumptions that were the drivers of your cash flow analysis;

Response #2c – Because of the availability of an arm’s length transaction on which to rely in estimating the fair value of the retained interest, a cash flow analysis was not relied upon.

Comment # 2d - Explain to us how the recent declines in revenues were considered in your projections of future cash flows.

Response # 2d – Although we did not rely on a cash flow analysis, we considered the decline in revenues and concluded that, because the decline in revenues was the direct result of the discontinuation of an exclusive agreement with our primary customer, which previously prohibited the Company from marketing its technology into the U.S. fracking market, and the purchaser of the 12% interest in EES considered the removal of the exclusive agreement, the decline in revenues was not a detriment to the fair value of EES, as reflected in the $6,000,000 cash consideration paid for the 12% interest in EES after full disclosure of the actual and anticipated decline in revenues.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

/s/ David D. Brooks

David D. Brooks,

Chief Financial Officer

cc:

Michael Harris, Esq.

       Nason, Yeager, Gerson, White & Lioce, P.A.